Incentive Compensation Recoupment Policy Adoption Date: November 6, 2023 Supercedes: November 16, 2015

Section 1: Purpose of this Policy
The Board of Directors (the “Board”) of Energizer Holdings, Inc. (the “Company”) has adopted this Incentive Compensation Recoupment Policy (this “Policy”) in accordance with the applicable provisions of The New York Stock Exchange Listed Company Manual (the “Clawback Rules”), promulgated pursuant to the final rules adopted by the Securities and Exchange Commission enacting the clawback standards under Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Human Capital Committee, as the committee responsible for executive compensation decisions (the “Administrator”), has been designated by the Board to administer this Policy. Terms appearing in quotation marks and not otherwise defined in this Policy have the meanings given to them under the Clawback Rules.

Section 2: Recovery of Erroneously Awarded Incentive Compensation
The Company shall comply with the Clawback Rules and reasonably promptly recover (clawback) “erroneously awarded compensation” “received” by current or former “executive officers” of the Company (“Covered Individuals”) following the effective date of the Clawback Rules in the event the Company is required to prepare an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The Administrator may determine not to not recover “erroneously awarded compensation” pursuant to this Policy in circumstances where non-enforcement is expressly permitted by the Clawback Rules, including where recovery would violate applicable home country laws in effect before November 28, 2022.

Section 3: Covered Individuals
The Administrator shall determine the Company’s Covered Individuals, an initial list of whom is set forth in Appendix A, which Appendix A may be updated by the Administrator from time to time.
Section 4: Covered Compensation
This Policy applies to the “incentive-based compensation” “received” by a Covered Individual: (1) after such Covered Individual began service as an “executive officer”; (2) who served as an “executive officer” at any time during the performance period for that “incentive-based compensation”; (3) while the Company has a class of securities listed on a national securities exchange or a national securities association; and (4) during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described above (or during any transition period, that results from a change in the Company’s fiscal year, within or immediately following those three completed fiscal years, as determined in accordance with the Clawback Rules).
The amount of “incentive-based compensation” subject to this Policy (“erroneously awarded compensation”) shall be the amount of “incentive-based compensation” “received” by a Covered Individual that exceeds the amount of “incentive-based compensation” that otherwise would have been “received” by the Covered Individual had it been determined based on the restated amount (or otherwise determined in accordance with the Clawback Rules), and will be computed without regard to any taxes paid by the Covered Individual (or withheld from the “incentive-based compensation”).

Incentive Compensation Recoupment Policy Adoption Date: November 6, 2023 Supercedes: November 16, 2015
The Administrator shall make all determinations regarding the amount of “erroneously awarded compensation.”

Section 5: Method of Recovery
The Administrator shall determine, in its sole discretion, the manner in which any “erroneously incentive-based compensation” shall be recovered or forfeited. Methods of recovery may include, but are not limited to: (1) seeking direct repayment from the Covered Individual; (2) reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement pursuant to which the incentive-based compensation was paid) the amount that would otherwise be payable to the Covered Individual under any compensation, bonus, incentive, equity and other benefit plan, agreement, policy or arrangement maintained by the Company or any of its affiliates; (3) cancelling any award (whether cash- or equity-based) or portion thereof previously granted to the Covered Individual; or (4) any combination of the foregoing.
Section 6: No-Fault Basis
This Policy applies on a no-fault basis, and Covered Individuals will be subject to clawback without regard to their personal culpability.

Section 7: Other Company Arrangements
This Policy shall be in addition to, and not in lieu of, any clawback or recoupment provision in any of the Company’s plans, awards and individual agreements (including the clawback and recoupment provisions in the Company’s equity award agreements) (collectively, “Other Company Arrangement”) and any other rights or remedies available to the Company, including termination of employment; provided, however, that there is no intention to, nor shall there be, any duplicative recoupment of the same compensation under more than one policy, plan, award or agreement. No Other Company Arrangement shall override this Policy or in any way limit recovery in compliance with the Clawback Rules.
Section 8: No Indemnification
Notwithstanding anything to the contrary set forth in any policy, arrangement, bylaws, charter, certificate of incorporation or plan of the Company or any individual agreement between a Covered Individual and the Company or any of its affiliates, no Covered Individual shall be entitled to indemnification from the Company or any of its affiliates for the amount that is recouped by the Company pursuant to this Policy; provided, however, that to the extent expense advancement or reimbursement is available to a Covered Individual, this Policy shall not serve to prohibit such advancement or reimbursement.

Section 9: Administration; Interpretation
The Administrator shall interpret and construe this Policy consistent with the Clawback Rules and applicable laws and regulation and shall make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final, binding and conclusive on all affected individuals. As required by the Clawback Rules, the Company shall provide public disclosures related to this Policy and any applicable recoupments. To the extent this Policy conflicts or is inconsistent with the Clawback Rules, the Clawback Rules shall govern. In no event is this Policy intended to be broader than, or require recoupment in addition to, that required pursuant to the Clawback Rules.

Incentive Compensation Recoupment Policy Adoption Date: November 6, 2023 Supercedes: November 16, 2015

Section 7: Amendment or Termination of this Policy
The Board reserves the right to amend this Policy at any time and for any reason, subject to applicable law and the Clawback Rules. To the extent that the Clawback Rules cease to be in force or cease to apply to the Company, this Policy shall also cease to be in force.
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Incentive Compensation Recoupment Policy Adoption Date: November 6, 2023 Supercedes: November 16, 2015

Appendix A
Covered Individuals
This list of executive officers covered under the Policy may be updated by the Administrator from time-to-time.

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